E.D.

SEC 19008123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maitland Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

Altamonte Springs, (City) FL (State) 32714 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry M. Smith, President (407) 869-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway Suite 600 (Address) Salt Lake City (City) UT (State) 84101 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Barry M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maitland Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CONNIE J. PEACOCK
Commission # FF 917131
Expires September 10, 2019
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAITLAND SECURITIES, INC.

CONTENTS

Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Maitland Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Maitland Securities, Inc. as of December 31, 2018, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Maitland Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Maitland Securities, Inc.'s management. Our responsibility is to express an opinion on Maitland Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Maitland Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Maitland Securities, Inc.'s financial statements. The supplemental information is the responsibility of Maitland Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information in Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Haynie + Company

Haynie & Company
Salt Lake City, Utah
February 28, 2019

We have served as Maitland Securities, Inc.'s auditor since 2019.

MAITLAND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	10,791
Other assets		276
Total assets	**$**	**11,067**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	21
Total liabilities		21
SHAREHOLDER'S EQUITY		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; issued and outstanding		10
Additional paid-in capital		77,340
Accumulated Deficit		(66,304)
Total shareholder's equity		11,046
Total liabilities and shareholder's equity	**$**	**11,067**

The accompanying notes are an integral part of this statement.

MAITLAND SECURITIES, INC.

STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2018

REVENUE:		
Commissions and fees	$	18,120
Other income		12
Total revenue		18,132
EXPENSES:		
Commissions and salaries		8,063
Professional fees		6,750
General and administrative expenses		6,600
Regulatory fees		3,185
Total expenses		24,598
LOSS BEFORE INCOME TAX PROVISION		(6,466)
Income tax provision		-
NET LOSS	$	**(6,466)**

The accompanying notes are an integral part of this statement.

MAITLAND SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

	Common stock		Additional	Accumulated	
	Shares	Amount	paid-in capital	deficit	Total
BALANCES, December 31, 2017	1,000	$ 10	$ 70,990	$ (59,838)	$ 11,162
Capital Contribution			6,350		6,350
Net Loss				(6,466)	(6,466)
BALANCES, December 31, 2018	1,000	$ 10	$ 77,340	$ (66,304)	$ 11,046

The accompanying notes are an integral part of this statement.

MAITLAND SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(6,466)
Adjustments to reconcile net loss to net cash ued by operating activities:		
Decrease in commissions receivable		270
Decrease in other assets		519
Decrease in accounts payable		(2,250)
Decrease in commissions payable		(637)
Net cash flows used by operating activities		(8,564)
CASH FLOWS TO INVESTING ACTIVITIES:	$	-0-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		6,350
Net cash provided by financing activities		6,350
NET DECREASE IN CASH		(2,214)
CASH, at beginning of the year		13,005
CASH, at end of the year	**$**	**10,791**
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	-0-
Cash paid for taxes	$	-0-

The accompanying notes are an integral part of this statement.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

Maitland Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated under the laws of the state of Florida on July 14, 2003 as a securities broker-dealer.

The Company's primary activities include the sale of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties ("Product Sponsor(s)").

The Company has a pending Continuation of Membership Application with FINRA to sell 100% of its ownership interests.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Commissions Receivable

Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary at December 31, 2018.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening members' equity. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

NOTE 1- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers and each time a customer enters into a buy or sell transaction , the Company charges a commission. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Income Taxes

In accordance with FASB ASC (Financial Accounting Standards Board Accounting Standards Codification) No. 740, *Income Taxes,* the Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Uncertain Tax Positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2015 for all major tax jurisdictions.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, equipment, and office administrative support personnel. CFG is owned by a family member of the Company's shareholder. On October 1, 2010, the Company entered into a management agreement with CFG to provide these services and renewed the agreement on September 29, 2017. The agreement shall continue in effect until terminated by either party. Expenses charged by CFG to the Company for the year ended December 31, 2018, totaled $7,434. Consequently, operating results and financial position may be different than if the entities were autonomous.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2018, the Company had excess net capital of $5,770 and a ratio of aggregate indebtedness to net capital of 0 to 1.

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2018.

NOTE 5 - CONCENTRATIONS

Commission income of approximately $18,120 of which 90% of the total commission income was generated from three registered representatives during the year ended December 31, 2018.

NOTE 6 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards are deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Tax Cuts and

Jobs Act was enacted on December 22, 2017 which reduced the U.S. corporate statutory tax rate from 35% to 21% beginning on January 1, 2018. We used 26% as an effective rate.

Net deferred tax liabilities consist of the following components as of December 31, 2018.

Deferred tax assets	2018	2017
NOL Carryover	$18,790	$ -0 -
Valuation allowance	(18,790)	$ -0 -
Net deferred tax asset	$ -0 -	$ -0 -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2018 due to the following:

	2018	2017
Book Income	$ (1,746)	$ -0 -
Valuation allowance	$ 1,746	$ -0 -
	$ -0 -	$ -0 -

At December 31, 2018 the Company had net operating loss carryforwards of approximately $69,600 that may be offset against future taxable income from the year 2018 through 2038. No tax benefit has been reported in the December 31, 2018 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued. The financial statements were approved for issue by management on February 28, 2019.

MAITLAND SECURITIES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C-1
DECEMBER 31, 2018

Member's equity	$ 11,046
Nonallowable assets:	
Other assets	276.00
Total Nonallowable assets:	276.00
NET CAPITAL	10,770.00
Minimum requirements of 6 2/3% of aggregate indebtedness of $21 or $5,000, whichever is greater	5,000.00
Excess net capital	**$ 5,770**
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 21
Total aggregate indebtedness	**$ 21**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.001 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponing unaudited Form X-17A-5 Part II filing at December 31, 2018.

MAITLAND SECURITIES, INC.

1111 Douglas Avenue ♦ Altamonte Springs, Florida 32714-2033
407.869.6906 ♦ Fax: 407.682.1748 ♦ CCO@MaitlandSecurities.com

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Maitland Securities, Inc. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2018. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Applies to broker-dealers who do not carry customer margin accounts and who promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer. Broker-dealers claiming this exemption may not hold funds or securities for or owe money or securities to customers.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Barry M. Smith, President

Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Maitland Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Maitland Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Maitland Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under subparagraph (k)(2)(i) (exemption provisions) and (2) Maitland Securities, Inc. stated that Maitland Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Maitland Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maitland Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie + Company

Haynie & Company
Salt Lake City, UT
February 28, 2019